Mexico City, Mexico. January 19, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America announces that on January 18, 2018, the Mexican antitrust authority, Comisión Federal de Competencia Económica or COFECE, served Volaris with a preliminary ruling (the “Preliminary Ruling”) in which the investigating body of COFECE asserts certain allegations regarding antitrust activities in Mexico´s domestic commercial air passenger transportation market during the period from April 2008 up to February 2010 by different Mexican carriers, including Volaris, in connection with the investigation number IO-002-2015.

Volaris is currently reviewing the Preliminary Ruling.  However, it is important to note that it does not constitute a final ruling of culpability against the parties involved.

As a company, Volaris is committed to full compliance with all applicable laws and with the development of fair market competition. Therefore, we will cooperate with COFECE, comply with all applicable laws and will reply the Preliminary Ruling using all available remedies available to it.

It is worth mentioning that, since all the activities which were allegedly committed by certain carriers were committed within the framework of the federal antitrust law (Ley Federal de Competencia Económica) in effect during 2010 (prior to the amendment of said law in 2011), any applicable fines would be made pursuant to such 2010 law. Therefore, in the event that the final ruling imposes a fine on Volaris, such fine is not expected to have a material adverse effect on the performance of the Company. Nevertheless, the COFECE proceedings are ongoing and we cannot predict the final outcome of such proceedings.

The maximum fine contemplated in the federal antitrust law (Ley Federal de Competencia Económica) in effect at the time the alleged activities were committed is of approximately $4.6 million U.S. Dollars.

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 174 and its fleet from four to 71 aircraft. Volaris offers more than 323 daily flight segments on routes that connect 40 cities in Mexico and 28 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: Andrés Pliego & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100